

Mail Stop 3561

January 29, 2010

Ms. Anne H. Straton, President
Westergaard.com, Inc.
17 State Street, Suite1600
New York, New York 10004

      **Re: Westergaard.com, Inc.
              Form 10-K for Fiscal Year Ended October 31, 2008
              File No. 0-29761
              Filed on March 31, 2009**

Dear Ms. Straton:

      We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           John Reynolds
           Assistant Director

cc: Louis Taubman
       FAX: (212) 202-7184